FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2, 2003

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ].... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

  [    ]

No

[    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

"Developing Pharmaceuticals & Nutraceuticals from Nature"

For Immediate Release:

July 2, 2003

Forbes Medi-Tech To Receive US$3 Million Partial Loan Repayment From

 Phyto-Source Manufacturing Joint Venture

Vancouver, BC – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) is pleased to announce it will receive a US$3 million advance payment from Phyto-Source LP, its manufacturing joint venture with Chusei (USA) Inc. The payment is towards a US$4 million loan made by Forbes Medi-Tech during the formation of the joint venture. Phyto-Source has secured funding for the advanced payment from the Southwest Bank of Texas by way of a US$ 3 million, three year term loan at an interest rate of prime plus one percent or 6% fixed. The bank has also agreed to set up a US$1.5 million revolving line of credit for the joint venture. The re-payment of the term loan and any funds drawn on the line of credit will be the responsibility of Phyto-Source, secured against the joint venture’s assets and will be guaranteed by Phyto-Source’s joint venture partners Forbes Medi-Tech and Chusei USA.

The ability of Phyto-Source to secure this financing is a function of its growing financial strength gained through demonstrated sales and production capabilities as well as its track record with the Southwest Bank of Texas.

On completion of the repayment to the Southwest Bank of Texas, the remaining $1 million will be paid to Forbes through future sales of Phyto-Source’s sterol-based ingredients. The transaction is subject to preparation and execution of formal loan documentation and such regulatory approvals as may be required and is expected to close on or before August 30th.

“With no dilution to shareholders and the favourable terms provided, this financing offers the best possible solution to meeting our capital requirements,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “Given the growth of our nutraceutical business, we will continue to benefit from this strengthening source of revenue,” said Butt.

The US$3 million will be used by Forbes to fund further research on the VPx library of compounds and the payment of approximately US$1.0 million to Novartis towards the settlement of the Master Licence Agreement announced in June 2002. The term loan will allow Phyto-Source to pay down its outstanding loan to Forbes and the line of credit will be used for working capital. Based upon the Company’s financial position, burn rate and future revenue outlook, Forbes is anticipated to have enough funds to operate through the end of 2004.

About Phyto-Source, LP

Phyto-Source, LP is a 50-50 manufacturing joint venture between Forbes and Chusei (USA) Inc. located in Pasadena, Texas. The Phyto-Source facility is currently the world’s largest wood sterol manufacturing plant capable of producing 1,000 metric tonnes annually to Good Manufacturing Practice (GMP) standards. The plant, is a modular design, which can be expanded to accommodate the growing demand for the Company’s sterol-based ingredients.

About Southwest Bank of Texas

Southwest Bank of Texas is the largest independent bank headquartered in Houston, Texas, with $5.1 billion in assets. The Bank focuses on commercial lending and treasury management for businesses, private banking, wealth management and trust services for families and individuals, and retail and mortgage banking services. The Bank has 34 full-service branches located throughout the Houston metropolitan area.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future revenue, sales and production, which statements can be identified by the use of forward-looking terminology such as “revenue guidance”, “projected”, “anticipated”, “forecasts”, “future”, “will be”, “expansion”,or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the risk that buyers will not order their forecasted amounts of Reducol™ or Phyto-S-Sterols; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; uncertainty that the Phyto-Source LP manufacturing facility will function as planned;  the need for performance by buyers of contractual obligations; manufacturing risks; partnership/strategic alliance risks; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner; the risk of technical obsolescence; intellectual property risks; the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products and the buyer’s products; marketing risks; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2003	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO